UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2024

Commission File Number 1-41980

Senstar Technologies Corporation
(Translation of registrant’s name into English)

119 John Cavanaugh Drive, Ottawa, Ontario
 Canada, K0A 1L0
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form F-4 File No. 333-274706.

Senstar Technologies Corporation (“Senstar”)

EXPLANATORY NOTE

The following exhibit is attached:

99.1	Press release: Senstar Technologies to Report Fourth Quarter and Year End 2023 Results on Friday, April 19, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Senstar Technologies Corporation
By:	/s/ Alicia Kelly
Name:	Alicia Kelly
Title:	Chief Financial Officer

Date: April 9, 2024

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press release: Senstar Technologies to Report Fourth Quarter and Year End 2023 Results on Friday, April 19, 2024